As filed with the Securities and Exchange Commission on January 30, 1998.

                                                     Registration No. 333-01267

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      DAIRY MART CONVENIENCE STORES, INC.
               (Exact name of registrant as specified in charter)

            DELAWARE                             04-2497894
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)

          210 BROADWAY EAST, CUYAHOGA FALLS, OHIO 44222 (330) 923-0421
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                    COPY TO:

      ROBERT B. STEIN, JR.                    R. MARK CHAMBERLIN, ESQUIRE
CHIEF EXECUTIVE OFFICER, PRESIDENT             MINTZ, LEVIN, COHN, FERRIS,
    AND CHAIRMAN OF THE BOARD                   GLOVSKY AND POPEO, P.C.
DAIRY MART CONVENIENCE STORES, INC.               ONE FINANCIAL CENTER
         210 BROADWAY EAST,                         BOSTON, MA 02111
    CUYAHOGA FALLS, OHIO  44222                      (617) 348-1708
           (330) 923-0421


(Name, Address, including zip code, and telephone
        number, including area code,
          of agent for service)



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis to Rule 415 under the Securities Act of 1933, as amended (the "1933 Act") check the following box. [X]

                      DAIRY MART CONVENIENCE STORES, INC.

            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-2

        Form S-2 Item and Caption                       Location in Prospectus
        -------------------------                       ----------------------
1.      Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus ...      Outside Front Cover Page
2.      Inside Front and Outside Back
        Cover Pages of Prospectus.................      Inside Front and Outside Back Cover
                                                        Pages; Available Information;
                                                        Documents Incorporated by Reference
3.      Summary Information, Risk Factors
        and Ratio of Earnings to Fixed Charges....      Risk Factors; The Company
4.      Use of Proceeds...........................      Not Applicable
5.      Determination of Offering Price...........      Not Applicable
6.      Dilution..................................      Not Applicable
7.      Selling Security Holders..................      Selling Stockholders
8.      Plan of Distribution......................      Plan of Distribution
9.      Description of Securities to be Registered      Description of the Class A Common
                                                        Stock and Warrants
10.     Interests of Named Experts and Counsel....      Certain Legal Matters; Experts
11.     Information with Respect to the Registrant      Documents Incorporated by Reference
12.     Incorporation of Certain Information by
        Reference.................................      Documents Incorporated by Reference
13.     Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...............................      Not Applicable

                                   PROSPECTUS

                      DAIRY MART CONVENIENCE STORES, INC.
                      -----------------------------------

                1,715,000 CLASS A COMMON STOCK PURCHASE WARRANTS
                    1,715,000 SHARES OF CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                      -----------------------------------






        The 1,715,000 Class A Common Stock Purchase Warrants (the "Warrants") and the 1,715,000 shares of Class A Common Stock (the "Class A Common Stock") of Dairy Mart Convenience Stores, Inc., a Delaware corporation (the "Company" or "Dairy Mart"), offered hereby are being sold by the selling stockholders identified herein (the "Selling Stockholders"). Each Warrant entitled the registered holder thereof to purchase one share of Class A Common Stock at an initial exercise price of $6.95 per share, which was adjusted in December, 1996 to $5.45 per share, for a period of six years commencing on December 1, 1995. Offers and sales of the Warrants and the Class A Common Stock may be made on one or more exchanges, subject to applicable listing requirements, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Stockholders may also sell such securities in accordance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). The Selling Stockholders are identified and certain information with respect to them is provided under the caption "Selling Stockholders" herein, to which reference is made. The expenses of the registration of the securities offered hereby, including fees of counsel for the Company, and one counsel for the Selling Stockholders, will be paid by the Company. The following expenses will be borne by the Selling
Stockholders: underwriting discounts and selling commissions, if any, and the fee of additional legal counsel, if any, for the Selling Stockholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-2 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.



        The Selling Stockholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such securities, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Stockholders and any broker executing selling orders on behalf of any Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The Company will not receive any of the proceeds from the sale of the securities offered hereby, other than receipt of the exercise price. If all of the Warrants are exercised the Company will receive gross proceeds of $9,346,750. The exercise of all the Warrants will result in an increase in shares of Class A Common Stock of 55% of the currently issued and outstanding shares. The Class A Common Stock is listed on the American Stock Exchange (AMEX) under the symbol "DMC.A." The Warrants are not currently listed, on Nasdaq or any national securities exchange. On November 30, 1997, the closing sale price of the Class A Common Stock, as reported by AMEX was $4.50 per share.




                         ------------------------------
            THE WARRANTS AND THE CLASS A COMMON STOCK OFFERED HEREBY
                         INVOLVE A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS.
                         ------------------------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION NOR HAS THE COMMISSION, OR ANY
             STATE SECURITIES COMMISSION, PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------


                  The date of this Prospectus is                 .

                         FOR CALIFORNIA RESIDENTS ONLY

        WITH RESPECT TO SALES OF THE SECURITIES BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH SECURITIES MAY BE SOLD ONLY TO (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE 1933 ACT, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING, (3) ANY CORPORATION, PARTNERSHIP OR ORGANIZATION (OTHER THAN A CORPORATION, PARTNERSHIP OR ORGANIZATION FORMED FOR THE SOLE PURPOSE OF PURCHASING THE SECURITIES OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE SECURITIES OFFERED HEREBY, (4) ANY NATURAL PERSON WHO (A) HAS INCOME OF $65,000 AND A NET WORTH OF $250,000, OR (B) HAS A NET WORTH OF $500,000 (IN EACH CASE, EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES), OR (5) ANY "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED UNDER RULE 144A OF THE 1933 ACT.

                             AVAILABLE INFORMATION

        The Company is subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this Prospectus.

        The Company has filed with the Commission in Washington, DC a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the 1933 Act with respect to the securities offered or to be offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto.


        The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to Dairy Mart Convenience Stores, Inc., 210 Broadway East, Cuyahoga Falls, Ohio 44222, (330) 923-0421, Attention: Investor Relations.


        While the Warrants are outstanding, the Company will furnish holders of the Warrants with annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim consolidated financial statements.

                                  RISK FACTORS

        An investment in the shares being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the Risk Factors discussed below.

LEVERAGE; DEBT SERVICE


          At November 1, 1997 the Company had consolidated long-term indebtedness of approximately $95.5 million and a ratio of consolidated long-term indebtedness to total stockholders' equity of 10.65 to 1. This substantial degree of leverage may have adverse consequences on the Company including: (i) impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures or other purposes; (ii) required use of a substantial portion of the Company's cash flow from operations to make interest and principal payments; (iii) an adverse effect on the Company's ability to compete with other businesses that may be less leveraged; and (iv) the Company's increased vulnerability in the event of a downturn in its businesses.



        The Company has entered into a $30,000,000 senior revolving credit facility dated April 24, 1996, and amended, as of January 31, 1997 by and among the Company and Bank of Boston Connecticut (the "Credit Agreement"), which provides for the availibility initially of up to $20 million of aggregate extensions of credit of which $15 million will be available for issuance of letters of credit. As of November 1, 1997, the Company had no outstanding revolving credit loans, and had outstanding letters of credit in the amount of $7.7 million. The Credit Agreement contains numerous financial and operating covenants and requires periodic repayments of amounts borrowed thereunder. There can be no assurance that the Company will be able to maintain compliance with the financial covenants that are contained in the Credit Agreement. Failure to meet such financial tests or other covenants would result in a default thereunder. The Company expects to generate sufficient cash flow from operations to meet all of its principal and interest obligations on its and its subsidiaries' indebtedness, including indebtedness under the Notes (as hereinafter defined) and the Credit Agreement, if any. However, the Company's ability to satisfy principal and interest obligations under its credit facility will depend upon dividends and other intercompany transfers from its subsidiaries, and will be subject to the successful implementation of the Company's business strategy and financial, business and other factors affecting the business and operations of the Company and its subsidiaries, including factors beyond their control, such as prevailing economic conditions. Based upon the consolidated long-term indebtedness as of February 1, 1997 principal and interest payments required for such indebtedness for fiscal 1998 will amount to approximately $13.5 million.


NET LOSSES


        The Company has incurred substantial net losses in its last three fiscal years. For the fiscal years ended February 1, 1997, February 3, 1996, and January 28, 1995, the Company experienced net losses of $1,886,000, $6,000,000 and $11,150,000, respectively. There can be no assurance that the Company will not experience annual net losses in the future.


MANAGEMENT CONTROL OF THE COMPANY


        DM Associates Limited Partnership ("DM Associates") owns 638,743 shares of the Company's Class B Common Stock. Five of the Company's seven directors are currently elected by the holders of the Company's Class B Common Stock. The remaining two directors are elected by the holders of the Company's Class A Common Stock. The Company's management, Robert B. Stein, Jr. and Gregory
G. Landry, through their control of the general partner of DM Associates, is entitled to vote not less than 41.8% of the Company's Class B Common Stock.
Such 41.8% of the Company's Class B Common Stock constitutes 34.8% of the total voting power of both classes of Stock.

        The limited partnership agreement for DM Associates, however, requires that the general partner of DM Associates consult with HNB Investment Corp., a limited partner of DM Associates, before voting any shares at a meeting of the Company's shareholders or exercising any consensual rights of such shares. If such general partner votes or exercises consensual rights of such shares in a manner in which such limited partner does not agree, the limited partner may dissolve DM Associates. The limited partnership agreement, as amended December 12, 1997, provides that DM Associates will cease to exist as of December 12, 2002.


CHANGE OF CONTROL


        The Company has issued $75,000,000 in principal amount of 10 1/4% Senior Subordinated Notes due 2004, Series A (the "Series A Notes") and $13,500,000 in principal amount of 10 1/4% Senior Subordinated Notes due 2004, Series B (the "Series B Notes" and the Series A Notes sometimes collectively the "Notes") pursuant to the Amended and Restated Indenture, dated as of December 1, 1995 (the "Indenture"), among the Company, each of the guarantors of said Notes and First Bank National Association, as trustee. Pursuant to the Indenture, each holder of Series B and Series A Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the current principal amount plus accrued interest to the date of repurchase, in the event of the occurrence of a Change of Control as defined in the Indenture. Under the Indenture a Change of Control will occur if: (i) any person or group becomes the beneficial owner of more than 50% of the voting power of the capital stock of the Company; (ii) during any two year period the persons serving as members of the Board of Directors at the beginning of said period cease to comprise a majority of the Board of Directors, (iii) the Company sells or transfers substantially all of the assets of the Company; (iv) acceleration of indebtedness under the Credit Agreement occurs as a result of a change in the beneficial ownership of the capital stock of the Company; or (v) the Company consolidates or merges with another corporation. As noted in "Litigation" below, it is possible that as a result of litigation certain voting rights with respect to shares held by DM Associates will vest with the Company; in such event it is possible such vesting would constitute a Change in Control. If a Change of Control were to occur, the Company may be unable to fulfill its obligations to redeem the Notes and to pay principal and interest due under the Notes.


ENVIRONMENTAL COMPLIANCE


        The Company incurs ongoing costs to comply with federal, state and local environmental laws and regulations, particularly the comprehensive regulatory programs governing underground storage tanks ("USTs") used in the Company's gasoline operations. In addition, in the ordinary course of business, the Company periodically detects releases of gasoline or other regulated substances from USTs it owns or operates. In the past three fiscal years ended February 1, 1997, the Company recorded expenses which averaged approximately $1.4 million annually, net of reimbursements from state trust fund programs, for assessment and remediation activities in connection with releases into the environment of regulated substances from USTs at the Company's current or former gasoline facilities. The Company accrues its estimates of all costs to be incurred for assessment and remediation for releases at the time they become known. These accruals are adjusted if and when new information becomes known. Due to the nature of such releases, the actual costs incurred may vary from these estimates, and the ongoing costs of assessment and remediation activities may vary significantly from year to year.



        In addition, federal and state regulatory programs mandate that all existing USTs be upgraded or replaced by December 22, 1998 to meet certain environmental protection requirements. The Company presently estimates that in addition to the Company's assessment and remediation costs discussed above, it will make aggregate capital expenditures ranging from approximately $4.0 million to $6.0 million over the next two fiscal years to comply with upgrading and other UST regulatory requirements. The actual costs incurred may vary substantially from these estimates.


STORE EXPANSION


        A major component in the Company's growth strategy is to continue to build new stores and increase its level of gasoline sales. The opening of new stores will be dependent upon a number of factors, including general economic conditions, anticipated competition in the Company's markets, the availability of desirable locations, the ability to negotiate and enter into lease, development or acquisition agreements on acceptable terms and the availability of financing. The Company's experience has been that new stores contribute positively to operating income after their first year of operation. There can be no assurance that the Company will be able to open, operate or acquire new stores on a timely or profitable basis in accordance with the Company's current plans. The Company's current plans are to open 6 stores and close 35 stores during fiscal 1998.


COMPETITION

        The convenience store and retail gasoline industries are highly competitive. The number and type of competitors vary by location. The Company presently competes with other convenience stores, large integrated gasoline service station operators, super market chains, neighborhood grocery stores, independent gasoline service stations, fast food operations and other similar retail outlets, some of which are well-recognized national or regional retail chains. Some of the Company's competitors have greater financial resources than the Company. Key competitive factors include, among others, location, ease of access, store management, product selection, pricing, hours of operation, store safety, cleanliness, product promotions and marketing.

        Gasoline sales are very competitive. The Company competes with both independent and national brand gasoline stations. Gasoline profit margins have a significant impact on the Company's earnings. These profit margins are often influenced by factors beyond the Company's control, such as volatility in the wholesale gasoline market, and are continually influenced by competition in each local market area.

EFFECT OF WEATHER ON BUSINESS

        The Company believes that weather conditions have a significant effect on its sales, as convenience store customers are more likely to go to stores to purchase convenience goods and services, particularly higher profit margin items such as fast food items, fountain drinks and other beverages, when weather conditions are favorable. Accordingly, the Company's stores generally experience significantly higher revenues and profit margins during the warmer weather months, which fall within the Company's second and third fiscal quarters. If weather conditions are not favorable in the second and third fiscal quarters, the Company's performance may be adversely affected.

GOVERNMENT REGULATION AND POTENTIAL LEGISLATION

        The Company is subject to numerous federal, state and local laws, regulations and ordinances. In addition, various federal, state and local legislative and regulatory proposals are made from time to time to, among other things, increase the minimum wage payable to employees, and increase taxes on, and regulation of, the retail sale of certain products, such as tobacco products and alcoholic beverages. Changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales of certain products. To the best of the Company's knowledge it is currently in material compliance with the federal, state and local laws, regulations and ordinances.

NO PRIOR MARKET FOR THE WARRANTS


        The Warrants are not listed on the NASDAQ Stock Market or a national securities exchange. It is unlikely that an active trading market will develop for the Warrants. Accordingly, the purchasers of the Warrants may not be readily able to liquidate their investments. If an active trading market develops for the Warrants, future trading prices of such securities will depend on many factors, including, among other things, the Company's results of operations and the market for similar securities. Depending on these and other factors, including the financial condition of the Company, the market price for the Warrants may be adversely affected.


EFFECT OF WARRANT EXERCISE ON STOCK PRICE


        The exercise of all the Warrants will result in an increase of shares of Class A Common Stock issued and outstanding of 55% of the currently issued and outstanding shares. Sales of a substantial amount of shares of Class A Common Stock received pursuant to the exercise of the Warrants in the public market could adversely affect the prevailing market price of the Class A Common Stock.


EFFECT OF LACK OF EFFECTIVE REGISTRATION STATEMENT

        In the event a holder of a Warrant, who is an affiliate of the Company, as defined in Rule 144 under the 1933 Act, and who has exercised, in whole or part, such Warrants while an effective registration statement was in effect, sells shares of Class A Common Stock in the absence of an effective registration statement such holder may be deemed to be an underwriter and will be subject to the volume and certain other requirements of Rule 144. In the absence of an effective registration statement, the Warrants and shares of Class A Common Stock received upon the exercise of a Warrant in such absence will be " restricted securities" and subject to substantial restrictions on transferability. See "Description of Class A Common Stock and Warrants-Warrants."

LITIGATION

        The Company is currently involved in two derivative lawsuits in which the plaintiffs allege, among other things, that in connection with the Company's purchase of certain interests from Charles Nirenberg, a former stockholder, director and officer of the Company (the "Nirenberg Transaction"), the Board of Directors violated their fiduciary duty to the Company and its stockholders, violated provisions of Delaware corporate law and wasted corporate assets. The plaintiffs seek, among other things, a declaration that the current structure of the general partner of DM Associates is invalid and that certain voting rights with respect to the Class B Common Stock held by DM Associates should be vested in the Company. Although the Company is contesting these claims, if the Company became a general partner of DM Associates, a Change of Control of the Company under the Indenture could result. If a Change of Control were to occur, the Company may be unable to fulfill its obligations to redeem the Notes and to pay principal and interest due under the Notes. In addition, if a plaintiff pursues this claim, management of the Company could be forced to commit time and resources to the defense of this action. There can be no assurance that this claim will not have a material adverse effect on the Company's business, operating results and financial condition. The Company is not able to determine at this time what the outcome of such litigation might be.

                                  THE COMPANY



        Dairy Mart was founded in 1957 and operates one of the nation's largest convenience store chains. As of the fiscal year ended February 1, 1997, the Company operated or franchised approximately 811 stores under the "Dairy Mart" name in 11 states located in the Northeast, Midwest and Southeast, of which 360 stores sold gasoline and 268 stores were franchised.

        On June 21, 1997, Dairy Mart Convenience Stores, Inc. (the "Company") completed the sale of the assets relating to 156 convenience store and gasoline locations in Connecticut, Massachusetts, Rhode Island, and New York to DB Companies, Inc. The Company received cash consideration of approximately $39.3 million in the sale transaction.


        Dairy Mart stores offer a wide range of products and services which cater to the convenience needs of its customers, including milk, ice cream, groceries, beverages, snack foods, candy, deli products, publications, health and beauty aids, tobacco products, lottery tickets and money orders. The stores are typically located in densely populated, suburban areas on sites which are easily accessible to customers and provide ample parking. Dairy Mart stores are generally free standing structures which are well-lit and are designed to encourage customers to purchase high profit margin products, such as deli items, coffee, fountain drinks and other fast food items.



        The Company is incorporated in Delaware and maintains its principal executive offices at 210 Broadway East, Cuyahoga Falls, Ohio 44222. The Company's telephone number is (330) 923-0421.



                              SELLING STOCKHOLDERS


        The securities offered hereby by the Selling Stockholders consist of Warrants to purchase 1,715,000 shares of Class A Common Stock and 1,715,000 shares of Class A Common Stock issuable upon exercise of the Warrants. The Warrants were acquired by the Selling Stockholders (i) in connection with the issuance and sale by the Company of its Series B Notes and Warrants pursuant to several Note and Warrant Purchase Agreements dated as of December 1, 1995 between the Company and the Selling Stockholders (filed as an exhibit to the Registration Statement) and (ii) the issuance of Warrants to the holders of the Company's Series A Notes. The following table sets forth information with respect to the beneficial ownership of the Company's Class A Common Stock as of January 30, 1998 (including shares of Class A Common Stock issuable upon exercise of the Warrants) and as adjusted to reflect the sale of the Warrants/Class A Common Stock offered hereby by each Selling Stockholder. None of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Warrants and the Notes.


                                                                        Number of
                                                                    Shares of Class A    Percent                       Number of
                                                                       Common Stock     of Class A                     Shares of
                                                                       Beneficially       Common        Percent of   Class A Common
                                                                      Owned Prior to      Stock          Warrants     Stock Being
Selling Stockholder                                                     Offering(l)   Outstanding(2)  Outstanding(3)   Offered(4)
-------------------                                                     -----------   --------------  ---------------  ----------

The IDS Mutual Fund Group(5)                                                372,999          12.0%         21.7%         372,999
OKGBD & Co. (6)                                                             360,001          11.6%         21.0%         360,001
Triumph-Connecticut Limited Partnership(7)                                  765,000          24.7%         44.6%         765,000
Evelyn R. Cross                                                                  60             *             *               60
Margaret H. Effinger, Trustee of the Margaret E. Effinger Trust                  67             *             *               67
Robert O. Effinger, Trustee of the Robert O. Effinger Trust                      33             *             *               33
Joseph E. Golder, Trustee of the Joseph E. Golder Trust                         167             *             *              167
Vernell B. Markle, Trustee of Vernell B. Markle Trust                            67             *             *               67
Doris I. Morrison and William I. Morrison, Trustees of the
 Doris I. Morrison Revocable Living Trust                                        67             *             *               67
Patricia Morrow                                                                  67             *             *               67
Ruth M. Wilson Revocable Trust                                                  100             *             *              100
Harold Haller and Glenda Haller, Joint Tenants                                   67             *             *               67
Jeanne A. Biz                                                                    33             *             *               33
Chanoch Inc. Defined Benefit Plan                                                67             *             *               67
Roy W. Gividen and M. Gladys Gividen, Joint Tenants                              67             *             *               67
Desdie B. Smith and Martha S. Harris, Joint Tenants                              67             *             *               67
Dr. A. Kanter P.C. Pension Plan B                                               100             *             *              100
Robert J. Lynch and Emma J. Lynch, Joint Tenants                                 27             *             *               27
Margaret M. O'Neil                                                               67             *             *               67
Agenor C. Rochet                                                                400             *             *              400
R. Burns Ross, Trustee of the R. Burns Ross Trust                                67             *             *               67
Benjamin Schwartz and Beatrice Schwartz, Joint Tenants                          167             *             *              167
Bernard Shapiro                                                                 133             *             *              133
Linda Shields                                                                   167             *             *              167
Dean Witter Reynolds, Inc.                                                      667             *             *              667
Prudential Securities, Inc.                                                   1,627             *             *            1,627
Fechtor, Detwiler & Co.                                                         134             *             *              134
Charles Schwab & Co.                                                            654             *             *              654
Herzog, Heine, Geduld, Inc.                                                   1,787             *             *            1,787
Smith Barney Inc.                                                               167             *             *              167
JJB Hilliard, WL Lyons, Inc.                                                  2,240             *             *            2,240
Lack & Lindsay                                                               10,533             *             *           10,533
Emp & Co.                                                                     9,999             *             *            9,999
Charles Schwab & Co.                                                          6,666             *             *            6,666
J.B. Hanauer & Co.                                                            1,434             *             *            1,434
Patterson & Co.                                                               1,334             *             *            1,334
Merrill, Lynch, Pierce, Fenner & Smith                                           67             *             *               67
J. Romeo & Co.                                                               23,632             *           1.4%          23,632
Hare & Co.                                                                   23,331             *           1.4%          23,331
Giles B. Mizock Irrevocable Trust                                                66             *             *               66
Claro L. Lavina M.D., P.A FBO Claro L. Lavina Profit Sharing Plan               332             *             *              332
A.G. Edwards & Sons, Inc.                                                         2             *             *                2
William M. Casey, Trustee, William M. Casey and
 Joanne L. Casey Family Trust                                                    66             *             *               66
Elaine W. Jaspan                                                                999             *             *              999
Paine Webber Inc.                                                                 2             *             *                2
Hare & Co.                                                                      167             *             *              167
Bear Stearns Securities                                                      17,166             *           1.0%          17,166
Salkeld & Co.                                                                 1,667             *             *            1,667
A.G. Edwards & Sons, Inc., Custodian For Lester R. Mapes IRA Acct               333             *             *              333
Abby B. Burden                                                                   99             *             *               99
Joseph A. Penner, M.D.                                                          134             *             *              134
Small Family Ltd. Partnership                                                   134             *             *              134
Hare & Co.                                                                   33,330           1.1%          1.9%          33,330
Ferris, Baker, Watts, Inc.                                                    1,167             *             *            1,167
Genius & Co.                                                                    666             *             *              666
Gesture & Co.                                                                   666             *             *              666
Linnet & Co.                                                                  4,999             *             *            4,999
Awl & Co.                                                                    14,998             *             *           14,998
Battlehold & Co.                                                              1,666             *             *            1,666
Locker & Co.                                                                      5             *             *                5
Janice K. Warner                                                                133             *             *              133
Societe Generale Securities Corp.                                             8,333             *             *            8,333
Bear Stearns Securities Corp.                                                 2,535             *             *            2,535
Hare & Co.                                                                    6,331             *             *            6,331
Herzog, Heine, Geduld, Inc., Custodian FBO James J. Bryant IRA                  167             *             *              167
J. Romeo & Company                                                              166             *             *              166
Knotty & Company                                                              6,666             *             *            6,666
Atwell & Co.                                                                 15,839             *             *           15,839
E.S. Bertalmio and A. Bertalmio, Trustees of the
  Albert Bertalmio Trust                                                        166             *             *              166
MAC & Co.                                                                    11,666             *             *           11,666
Cede & Co.                                                                        5             *             *                5
                                                                          ---------          ----         -----        ---------
   Total:                                                                 1,715,000          55.4%        100.0%       1,715,000


---------------------------------------------------

*Less than 1% of the outstanding class of security.

(1) Includes shares of Class A Common Stock issuable upon exercise of the Warrants. The persons named in this table have sole voting and investment power with respect to all shares of Class A Common Stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table.


(2) Rounded to nearest one-tenth of one percent, based on 3,096,369 shares of Class A Common Stock outstanding on November 1, 1997.

(3) Rounded to nearest one-tenth of one percent, based on 1,715,000 warrants outstanding on November 1, 1997.


(4) The Selling Stockholders may offer and sell the Warrants held by them, or may elect to exercise the Warrants and offer and sell the shares of Class A Common Stock acquired thereby, or may offer and sell a combination of Warrants and shares of Class A Common Stock. Therefore, no estimate can be given as to the amount and percentage of the Class A Common Stock to be owned by each Selling Stockholder after the completion of the offering.


(5) Includes Warrants held of record: (1) by VAR & Co. as nominee for IDS Bond Fund, Inc., and IDS Extra Income Fund, Inc. and (2) by Wrap Fund Co. as nominee for IDS Life Special Income Fund, Inc. Management Trust.


(6) Includes Warrants held for record by OKGBD & Co. as nominee for SunAmerica, Inc. and affiliates and formerly held of record by SunAmerica, Inc., SunAmerica Life Insurance Company, and First SunAmerica Life Insurance Company.

(7) Triumph-Connecticut Limited Partnership ("Tri-Conn") has shared voting and investment power with respect to all shares of Class A Common Stock shown as beneficially owned by them. The sole general partner of Tri-Conn is Triumph-Connecticut Capital Advisors Limited Partnership, the managing general partner of which is Frederick W. McCarthy. Thomas W. Janes, as affiliate of Tri-Conn, is a director of the Company.

                              PLAN OF DISTRIBUTION

        The 1,715,000 Warrants and the 1,715,000 shares of Class A Common Stock of the Company offered hereby may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on one or more exchanges, subject to applicable listing requirements, or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Warrants and the shares of Class A Common Stock may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell such securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholders may also sell such securities in accordance with Rule 144 under the 1933 Act.

        The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Warrants and the shares of Class A Common Stock being offered hereunder for a period of at least three years or such shorter period which will terminate when all of the Warrants and the shares of Class A Common Stock offered hereby have been sold.

        The Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the Selling Stockholders will sell any or all of the Warrants and the shares of Class A Common Stock offered hereunder.

        All proceeds from any such sales will be the property of the Selling Stockholders, who will bear the expense of underwriting discounts and selling commissions, if any.

                DESCRIPTION OF CLASS A COMMON STOCK AND WARRANTS

        The authorized capital stock of the Company consists of 20,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), 10,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") and 1,000,000 shares of Serial Preferred Stock, par value $.01 per share (the "Serial Preferred Stock").

VOTING RIGHTS--COMMON STOCK


        As of November 1, 1997, there were 3,096,369 shares of Class A Common Stock issued and outstanding held of record by approximately 620 stockholders and 1,528,049 shares of Class B Common Stock issued and outstanding held of record by approximately 415 stockholders.


        Holders of Class A Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) elected by the holders of Common Stock so long as the number of outstanding shares of Class A Common Stock is at least 10% of the total number of outstanding shares of both classes of Common Stock. Currently, the holders of Class A Common Stock are entitled, as a class, to elect two directors of the Company, and the holders of the Class B Common Stock are entitled, as a class, to elect the remaining five directors. The holders of a majority of the Class B Common Stock can and will continue to be able to elect a majority of the directors elected by the holders of Common Stock, so long as the number of outstanding shares of Class B Common

Stock is at least 12.5% of the number of outstanding shares of both classes of Common Stock. If the number of outstanding shares of Class B Common Stock falls below that percentage, directors not elected by the holders of Class A Common Stock will be elected by the holders of both classes of Common Stock, with holders of Class A Common Stock having one-tenth vote per share and holders of Class B Common Stock having one vote per share.

        Directors may be removed, with or without cause, by the holders of the class or classes of Common Stock that elected them. Vacancies in a directorship may be filled by the vote of the class of shares that had previously filled that vacancy, or by the remaining directors of that class; however, if there are no such directors, the vacancy may be filled by the remaining directors.


        After the exercise of the Warrants and the issuance and sale of the Class A Common Stock offered by this Prospectus, the outstanding shares of that class will be 76% (assuming no conversions of Class B Common Stock and no additional issuances of Common Stock prior to the exercise of the Warrants) of the total number of shares of both classes outstanding. If the number of outstanding shares of Class A Common Stock should become less than 10% of the total number of outstanding shares of both classes of Common Stock, the holders of Class A Common Stock would not have the right to elect 25% of the Board of Directors elected by the holders of Common Stock. Directors would then be elected by all stockholders voting as one class, except holders of Class A Common Stock would have one-tenth vote per share and holders of Class B Common Stock would have one vote per share. The holders of Class A Common Stock and Class B Common Stock must vote together as a single class in order to amend the Company's Certificate of Incorporation to increase or decrease the aggregate number of authorized shares of any class or classes of stock.

        Except for the election or removal of directors as described above and except for class votes as required by law, holders of both classes of Common Stock vote or consent as a single class on all matters, with each share of Class A Common Stock having one-tenth vote per share and each share of Class B Common Stock having one vote per share. The present holders of Class B Common Stock will have approximately 44% (assuming no conversions of Class B Common Stock and no additional issuances of Common Stock prior to the exercise of the Warrants) of the combined voting power of both classes of Common Stock after the conversion of the Warrants and the issuance and sale of the Class A Common Stock offered by this Prospectus.


DIVIDENDS--COMMON STOCK

        Cash or property dividends can be declared and paid on the Class A Common Stock without being declared and paid on the Class B Common Stock. No cash or property dividend may be paid on the Class B Common Stock unless a dividend at least equal in amount per share is paid concurrently on the Class A Common Stock.

        Dividends paid on shares of Class A Common Stock or Class B Common Stock may be paid only as follows:

                (i) shares of Class A Common Stock may be paid only to holders of shares of Class A Common Stock unless there is no Class A Common Stock outstanding, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and

                (ii) the same number of shares shall be paid in respect of each outstanding share of Class A and Class B Common Stock. For example, if a stock dividend of two shares of Class A Common Stock were paid for each share of Class A Common Stock held, a stock dividend of two shares of Class B Common Stock would simultaneously be paid for each share of Class B Common Stock held.


        The Company has not paid any cash dividends during the last three fiscal years and pursuant to loan covenants contained in the Credit Agreement, is currently restricted from paying any dividends on its capital stock.

CONVERSION--COMMON STOCK

        At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Conversion of a significant number of shares of Class B Common Stock into Class A Common Stock could put control of the entire Board of Directors into the hands of the current holders of the Class B Common Stock.

OTHER RIGHTS--COMMON STOCK

        Shareholders of the Company have no preemptive or other rights to subscribe for additional shares. On liquidation, dissolution or winding up of the Company, all shareholders, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock. No shares of either class are subject to redemption. All outstanding shares are, and all shares of Class A Common Stock offered by this Prospectus will be, when sold, legally issued, fully paid and nonassessable. The Company may not subdivide or combine shares of either class without at the same time proportionally subdividing or combining shares of the other class.


TRANSFER AGENT

        The transfer agent and registrar for shares of the Class A Common Stock and Class B Common Stock is the American Stock Transfer Company.

SERIAL PREFERRED STOCK

        The Board of Directors may, without action of the shareholders of the Company, issue Preferred Stock from time to time in one or more series with distinctive serial designations.

        The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (iii) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Preferred Stock; (v) whether, and upon what terms, such series would be redeemable; (vi) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; and
(vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company. With regard to dividends, redemption and liquidation preference, any particular series of Preferred Stock may rank junior to, on a parity with or senior to any other series of Preferred Stock and any class of the Common Stock.

        It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock, either Class A or Class B, until the Board of Directors determines the specific rights of the holders of a series of the Preferred Stock. However, such effects might include
(a) restrictions on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (b) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights; (c) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock; or (d) the Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. The Company has no present plans to issue any shares of Preferred Stock.


WARRANTS


        As of November 1, 1997, there were Warrants to purchase 1,715,000 shares of Series A Common Stock issued and outstanding, held of record by 70 holders.



        The Warrants were issued pursuant to several (Series B) Note and Warrant Purchase Agreements between the Company and certain purchasers dated as of December 1, 1995 (the "Series B Purchase Agreements") and the Amended and Restated Indenture, dated as of December 1, 1995, among the Company, certain guarantors and First National Bank, as trustee (the "Indenture"), pursuant to which the Series A Notes were issued. The following statements are subject to the detailed provisions of the Series B Purchase Agreements, the Indenture and the Warrants and are qualified in their entirety by reference to the Series B Purchase Agreements, the Indenture and the Warrants, copies of the form of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


        At any time until December 1, 2001, each Warrant entitles the registered holder to purchase the number of shares of the Company's Class A Common Stock specified in such warrant at an exercise price of $5.45 per share. The Warrants may be exercised by surrendering to the Company or its designated agent the Warrants and the payment of the exercise price (i) by wire transfer, cash, check or money order, payable in United States funds, (ii) by delivering the Series A Notes and Series B Notes, (iii) to the extent permitted by the Indenture and the Credit Agreement by authorizing the Company to withhold from such issuance of shares of Common Stock upon exercise of the Warrant a number of Shares of Common Stock determined by dividing the warrant exercise price by the closing Class A Common Stock price on the date immediately preceding the exercise date or (iv) any combination thereof. No fractional shares of Class A Common Stock will be issued in connection with the exercise of Warrants. If the holder would otherwise be entitled to receive a fractional share of Class A Common Stock, the number of shares issuable upon exercise will be rounded up to the next larger whole share. The Company is required to keep available a sufficient number of authorized shares of Class A Common Stock for issuance to permit exercise of the Warrants. The Warrants are not redeemable by the Company.


        The Warrants will expire at 5:00 pm., New York time on December 1, 2001. In the event a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder thereof will have no further rights with respect to the Warrants. A holder of Warrants does not have any rights, privileges or liabilities as a stockholder of the Company.

        The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions, reclassifications, purchases or redemptions of Class B Common Stock at a price greater than the Class A Common Stock, or issuances of Class A Common Stock (or convertible securities, options, grants or other rights to purchase Class A Common Stock, excluding shares issuable upon exercise of currently outstanding options and up to 650,000 shares issuable for future grants under the Company's option plans) at a price less than the greater of the market price or warrant price of Class A Common Stock. The adjustments to the exercise price and number of shares issuable upon exercise of the Warrants occurs at the time of issuance of a convertible security, option or right, and in the event such convertible securities, options or rights later expire or terminate, the exercise price of the Warrants may be increased and the number of shares issuable upon exercise of the Warrants may be decreased. No assurance can be given that the market price of the Company's Class A Common Stock will exceed the exercise price of the Warrants at any time during the exercise period.

        Holders of the Warrants have the right to exercise the Warrants to purchase shares of Class A Common Stock whether or not an effective registration statement relating to such shares is then in effect and whether or not the shares are qualified for sale under the securities laws of the jurisdictions in which the various holders of the Warrants reside. In the event the holders of the Warrants exercise the Warrants in the absence an effective registration statement relating to such shares and qualification for sale under the securities laws of the various jurisdictions, the Warrants and the shares issued upon exercise of the Warrants will be "restricted securities" as that term is defined under the Securities Act. As such, the shares will not be transferable in the absence of an effective registration statement or an opinion from counsel that an exemption therefrom exists, and the value of the Warrants and the shares may be materially affected. The Company generally must be notified prior to the transfer of such restricted securities, although certain transfers of such "restricted securities" to institutional accredited investors may be effected without prior notice to the Company. The Company has undertaken to maintain the effectiveness of the Registration Statement of which this Prospectus is a part for a period of three years or such shorter period which will terminate when all of the Warrants and the shares of Class A Common Stock offered hereby have been sold, but there can be no assurance that the Company will be able to do so. The Warrants may be deprived of any value if this Prospectus is not kept effective or if the Warrants or such Class A Common Stock are not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside. In the event a holder of a Warrant who is an affiliate of the Company as defined in Rule 144 under the 1933 Act and who has exercised, in whole or part, such Warrants while an effective registration statement was in effect, sells shares of Class A Common Stock in the absence of an effective registration statement, such sale will be subject to the volume and certain other requirements of Rule 144 under the 1933 Act.

        For the life of the Warrants, a holder thereof is given the opportunity to profit from a rise in the market price of the Class A Common Stock that may result in a dilution of the interest of other stockholders. In addition, the Company may find it more difficult to raise equity capital if it should be needed for the business of the Company while the Warrants are outstanding. At any time when the holders of Warrants might be expected to exercise them, the Company would, in all likelihood, be able to obtain additional equity capital on terms more favorable than those provided in the Warrants.


        The Company does not intend to apply for the listing of the Warrants on the NASDAQ Stock Market, or a national securities exchange. In the event the Warrants are so listed there is no assurance that an active trading market will develop for the Warrants. Accordingly, the purchasers of the Warrants may not be readily able to liquidate their investments. If an active trading market develops for the Warrants, future trading prices of such securities will depend on many factors including, among other things, the Company's results of operations and the market for similar securities. Depending on these and other factors, including the financial condition of the Company, the market price for the Warrants may be adversely affected.

        The exercise of all the Warrants will result in an increase of shares of Class A Common Stock issued and outstanding of 55% of the currently issued and outstanding shares. Sales of a substantial amount of shares of Class A Common Stock received pursuant to the exercise of the Warrants in the public market could adversely affect the prevailing market price of the Class A Stock.


                             CERTAIN LEGAL MATTERS

        The validity of the issuance of the Warrants and the shares of Class A Common Stock offered hereby is being passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.


                                    EXPERTS



        The Consolidated Financial Statements and schedule of the Company for each of the three years in the period ended February 1, 1997, incorporated by reference into this Prospectus, have been audited by Arthur Andersen LLP, Independent Public Accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.



                      DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Company with the Commission are incorporated herein by reference:

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997, as amended by Amendments No. 1, 2, and 3 on Forms 10-K/A.


        (b) The Company's Current Report on Form 8-K dated March 19, 1997.


        (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1997.

        (d) The Company's Current Report on Form 8-K dated June 21, 1997.

        (e) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 1997, as amended by Amendment No. 1 on Form 10-Q/A.

        (f) The Company's Current Report on Form 8-K dated December 12, 1997.

        (g) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 1997.



        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.



        This Prospectus is accompanied by the Company's Form 10-K, as amended, for the fiscal year ended February 1, 1997 and Form 10-Q for the Quarter ended November 1, 1997. The Company will provide to each person to whom this Prospectus is delivered, including any beneficial owner of Warrants, upon written or oral request of such person, a copy of the documents incorporated by reference into this Prospectus (not including exhibits to such documents unless the exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests for such documents should be directed to the Company at Dairy Mart Convenience Stores, Inc., 210 Broadway East, Cuyahoga Falls, Ohio 44222; Attention: Investor Relations, telephone number (330) 923-0421.

================================================================================

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any offer or sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.




                               -----------------

                               TABLE OF CONTENTS

                                                                     Page
                                                                     ----
Available Information .............................................    2
Risk Factors ......................................................    3
The Company .......................................................    6
Selling Stockholders ..............................................    6
Plan of Distribution ..............................................    7
Description of Class A Common Stock and Warrants...................    8
Certain Legal Matters .............................................   12
Experts ...........................................................   12
Documents Incorporated by Reference ...............................   12



                             DAIRY MART CONVENIENCE
                                  STORES, INC.



                                   1,715,000
                              CLASS A COMMON STOCK
                             PURCHASE WARRANTS AND
                           1,715,000 SHARES OF CLASS
                                 A COMMON STOCK



                                 --------------
                                   PROSPECTUS
                                 --------------



                                 --------------





================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
                         --------------------------------------


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the registration fee, the amounts stated are estimates.

        Registration Fee                   $ 4,110.00
        Legal Fees and Expenses             25,000.00
        Accounting Fees and Expenses        10,000.00
        Miscellaneous                        2,000.00
                                           ----------
        TOTAL                              $41,110.00
                                           ==========


        No portion of the above-listed fee will be borne by the Selling Stockholders. In connection with the sale of the securities being registered, the Selling Stockholders will pay underwriting discounts and selling commissions, if any, and the fees of additional legal counsel, if any, for the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a corporation has the power to indemnify its officers and directors against the expenses, including attorney's fees, judgments, fines or settlement amounts, actually and reasonably incurred by them in connection with the defense of any action by reason of being or have been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's certificate of incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL.

        As permitted by Section 102 of the DGCL, the Registrant's certificate of incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director other than: (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under
Section 174 of the DGCL; and (iv) for any transaction from which the director derived an improper personal benefit.

        The Registrant has purchased a liability insurance policy which insures:
(i) the Registrant, under certain circumstances, in the event it indemnifies a director or officer of the Registrant or the subsidiary pursuant to the foregoing provisions of the certificate of incorporation or by-laws of the Registrant or otherwise: and (ii) directors and officers, under certain circumstances, against liability and costs (including the cost of defending any action) incurred by directors or officers in their capacity as such.



        In addition, the Registration Rights Agreement dated as of December 1, 1995, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995, incorporated herein by reference, provides for indemnification by the Registrant of the Selling Stockholders against certain liabilities under the 1933 Act, the 1934 Act, state securities laws or otherwise, and provides for indemnification by the Selling

Stockholders of the Registrant and its directors, its officers and certain control persons against certain liabilities under the 1933 Act, the 1934 Act, state securities laws, or otherwise.

ITEM 16.  EXHIBITS.

Exhibit
Number   Description
------   -----------

4.1 The Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibits 3.1 to the Registrant's Annual Report on Form
         10-K for the fiscal year ended February 1, 1992.

4.2 The Registrant's Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Form 1O-Q for the fiscal quarter ended July 29, 1995).

4.3      Instruments defining the rights of the holders of the Registrant's
         Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 5-1 (Registration No.
         33-639)) dated November 5, 1985

4.4      Form of Stock Purchase Warrant to Subscribe for and Purchase Shares of
         Class A Common Stock of the Registrant (Initially Exercisable for an
         Aggregate of 1,215,000 Shares of Class A Common Stock (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form
         10-Q for the fiscal quarter ended October 28, 1995)

4.5      Form of Stock Purchase Warrant to Subscribe for and Purchase Shares of
         Class A Common Stock of the Registrant (Initially Exercisable for an
         Aggregate of 500,000 Shares of Class A Common Stock (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form
         1O-Q for the fiscal quarter ended October 28, 1995))

5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see
         Exhibit 5)

24**     Power of Attorney


99.1 Note Purchase Agreement, dated as of December 1, 1995, by and between the Registrant and the Purchasers Listed in the Schedule of Purchasers therein, relating to 10 1/4% Senior Subordinated Notes (Series B) due
         March 15, 2004 (incorporated by reference to Exhibit 10.1 to the
         Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended
         October 28, 1995)


99.2 Registration Rights Agreement, dated as of December 1, 1995, by and among the Registrant and the Holders of (i) 10 1/4% Senior Subordinated
         Notes (Series B) of the Registrant, due March 15, 2004, and (ii)
         Warrants to Purchase 1,715,000 shares of Class A Common Stock, par value $.01 per share, of the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form lO-Q for the fiscal quarter ended October 28, 1995)

------------------------

**Previousiy filed.

ITEM 17.  UNDERTAKINGS.

        A.      Rule 415 Offering
                -----------------

The Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section lO(a)(3) of the 1933 Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((5) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        PROVIDED, HOWEVER, that paragraphs (l)(i) and (l)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement.


        (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B.      Request for Acceleration of Effective Date or Filing of
                -------------------------------------------------------
                Registration Statement on Form S-8
                ----------------------------------


        Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cuyahoga Falls, Ohio, on January 30, 1998.


                              DAIRY MART CONVENIENCE STORES, INC.


                              By:/s/ Robert B. Stein, Jr.
                                 ------------------------------------
                                 Robert B. Stein, Jr.
                                 President, Chief Executive Officer
                                 and Chairman of the Board



        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signatures                      Title                          Date
----------                      -----                          ----
/s/ Robert B. Stein, Jr.        President, Chief Executive     January 30, 1998
---------------------------     Officer and Chairman of
Robert B. Stein, Jr.            the Board
                                (principal executive officer)

/s/ Robert B. Stein, Jr.        Executive Vice President,      January 30, 1998
---------------------------     Chief Financial Officer,
Gregory G. Landry, signed       and Director (principal
pursuant to power of attorney   financial officer)



/s/ Robert B. Stein, Jr.           Director        January 30, 1998
---------------------------
Frank W. Barrett, signed
pursuant to power of attorney

/s/ Robert B. Stein, Jr.           Director        January 30, 1998
---------------------------
J. Kermit Birchfield, Jr., signed
pursuant to power of attorney

/s/ Robert B. Stein, Jr.           Director        January 30, 1998
---------------------------
John W. Everets, Jr., signed
pursuant to power of attorney

/s/ Robert B. Stein, Jr.           Director        January 30, 1998
---------------------------
Thomas W. Janes, signed
pursuant to power of attorney

/s/ Robert B. Stein, Jr.           Director        January 30, 1998
---------------------------
Truby G. Proctor, Jr., signed
pursuant to power of attorney

                          DAIRY MART CONVENIENCE, INC.
                          ----------------------------



                          INDEX TO EXHIBITS FILED WITH
                        FORM S-2 REGISTRATION STATEMENT

Exhibit                                                                                 Sequential
Number                        Description                                                Page No.
------                        -----------                                                --------

  4.1     The Registrant's Restated Certificate of Incorporation and Amended and
          Restated Bylaws (incorporated by reference to Exhibits 3.1 and 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
          January 28, 1995, file No. 0-12497)


  4.2     Instruments defining the rights of the holders of the Registrant's
          Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-
          639)) dated November 5, 1985

  4.3     Form of Stock Purchase Warrant to Subscribe for and Purchase Shares of
          Class A Common Stock of the Registrant (Initially Exercisable for an
          Aggregate of 1,215,000 Shares of Class A Common Stock (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form l0-Q for the fiscal quarter ended October 28, 1995)

  4.4     Form of Stock Purchase Warrant to Subscribe for and Purchase Shares of
          Class A Common Stock of the Registrant (Initially Exercisable for an
          Aggregate of 500,000 Shares of Class A Common Stock (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form
          10-Q for the fiscal quarter ended October 28, 1995))


  5 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered

  23.1    Consent of Arthur Andersen LLP.

  23.2    Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see
          Exhibit 5)

  24**    Power of Attorney


  99.1 Note Purchase Agreement, dated as of December 1, 1995, by and between the Registrant and the Purchasers Listed in the Schedule of Purchasers therein, relating to 10 1/4% Senior Subordinated Notes (Series B) due
          March 15, 2004 (incorporated by reference to Exhibit 10.1 to the
          Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995)


  99.2 Registration Rights Agreement, dated as of December 1, 1995, by and among the Registrant and the Holders of (i) 10 1/4% Senior
          Subordinated Notes (Series B) of the Registrant, due March 15, 2004, and (ii) Warrants to Purchase 1,715,000 shares of Class A Common
          Stock, par value $.01 per share, of the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form l0-Q for the fiscal quarter ended October 28, 1995)


---------------

**      Previously filed.

                                      II-4